Exhibit 99.1

NYSE, TSX: NTR	News Release

February 27, 2019

Nutrien Files 2018 Annual Report

Saskatoon, Saskatchewan – Nutrien Ltd. (Nutrien) today announced that the 2018 Annual Report, including Management’s Discussion and Analysis and Audited Consolidated Financial Statements, and the Annual Information Form (AIF) are available on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov (through the filing of Nutrien’s Form 40-F), and the Canadian Securities Administrators’ website at www.sedar.com.

The 2018 Annual Report can be reviewed and downloaded from the Investor Relations section of Nutrien’s website at: https://www.nutrien.com/investors/financial-reporting.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute over 26 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

Investor and Media Relations:

Richard Downey

Vice President, Investor & Corporate Relations

(403) 225-7357

Investor Relations:

Jeff Holzman

Senior Director, Investor Relations

(306) 933-8545

Contact us at: www.nutrien.com